(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0001133555
CUSIP NUMBER 448047-10-0

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

Husker Ag, LLC

Full Name of Registrant

Husker Ag Processing, LLC

Former Name if Applicable

54048 Highway 20

Address of Principal Executive Office (Street and Number)

Plainview, NE 68769

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to repond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is needed for the registrant to gather, compile and review the information necessary to file complete and accurate financial statements for the period ended September 30, 2006. The registrant has been working diligently to complete its financial statements for the period ended September 30, 2006. However, without unreasonable effort or expense, the registrant is unable to finalize its preparation and review in time for it to file the Form 10-Q by the prescribed due date of November 14, 2006. The registrant will file its quarterly report on Form 10-Q as promptly as practicable, but in no event later than the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kristine Wacker (Name)	402 (Area Code)	582-4446 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the registrant has not yet finalized its financial statements, Husker Ag, LLC currently anticipates that its net income for the three months ended September 30, 2006 will be significantly more than its net income for the three months ended September 30, 2005.

For the three months ended September 30, 2005, which is the corresponding period for the last fiscal year, Husker Ag, LLC reported total sales in the amount of $13,261,297 and net income in the amount of $2,945,136. For the three months ended September 30, 2006, Husker Ag, LLC currently expects to report total sales in the approximate amount of $15.8 million, an increase of more than $2.5 million, and net income in the approximate amount of $6.3 million, an increase of more than $3.3 million.

Husker Ag, LLC has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2006	By:	/s/ Mike Kinney
Mike Kinney, Chairman